American Bonanza Gold Mining Corp.
Consolidated Financial Statements
For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Mining Corp.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	September 30,	December 31,
	2004	2003

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	11,427,854	13,406,295
Accounts receivable	291,671	103,231
Prepaid expenses	40,505	33,215
Marketable securities (note 4)	15,000	22,500
	11,775,030	13,565,241
MINERAL PROPERTIES (note 5)	16,394,579	11,406,116
OFFICE EQUIPMENT, net	30,031	35,032
	28,199,640	25,006,389

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 5 (a))	288,072	475,557

FUTURE INCOME TAXES	328,654	328,654
	616,726	804,211

SHAREHOLDERS' EQUITY
Share capital (note 7)	42,458,531	38,208,754
Contributed surplus (note 3 and 7)	3,328,077	232,542
Cumulative currency translation adjustment	43,031	43,031
Deficit	(18,246,725)	(14,282,149)
	27,582,914	24,202,178
	28,199,640	25,006,389

SUBSEQUENT EVENTS (note 5(b), note 7 and note 9)

CONTINGENT LIABILITY (note 5(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2004	2003	2004	2003

	$	$	$	$

REVENUE
Interest income	79,176	32,187	244,468	62,215

EXPENSES (INCOME)
General and administrative (note 8)	298,303	85,371	877,319	307,224
Exploration	72,066	57,935	267,115	190,928
Business development	75,264	31,855	113,584	78,635
Capital taxes	28,206	-	28,206	-
Amortization	3,174	2,939	9,522	9,129
Marketable securities written down	-	9,000	7,500	9,000
Foreign exchange	58,775	1,593	30,831	(102,024)

	535,788	188,693	1,334,077	492,892

NET LOSS	(456,612)	(156,506)	(1,089,609)	(430,677)

DEFICIT, beginning of period	(17,790,113)	(13,951,106)	(14,282,149)	(13,676,935)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (note 3 and 7)	-	-	(2,874,967)	-

DEFICIT, end of period	(18,246,725)	(14,107,612)	(18,246,725)	(14,107,612)

LOSS PER COMMON SHARE
Basic and diluted	0.00	0.00	0.01	0.00

WEIGHTED AVERAGE NUMBER OF SHARES	188,029,350	114,906,251	180,074,460	112,217,833

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2004	2003	2004	2003

	$	$	$	$
OPERATING ACTIVITIES
Net loss	(456,612)	(156,506)	(1,089,609)	(430,677)
Items not affecting cash
Amortization	3,174	2,939	9,522	9,129
Marketable securities written down	-	9,000	7,500	9,000
Foreign exchange gain on foreign denominated debt	-	1,320	-	(180,432)

	(453,438)	(143,247)	(1,072,587)	(592,980)
Changes in non-cash operating accounts
Accounts receivable	(27,090)	(30,838)	(188,440)	(25,467)
Accounts payable	3,221	(4,344)	(187,485)	(280,477)
Prepaids	(40,505)	-	(7,290)	-

	(517,812)	(178,429)	(1,455,802)	(898,924)

INVESTING ACTIVITIES
Copperstone property	(2,287,588)	(390,992)	(4,243,195)	(1,485,061)
Other mineral properties	(102,950)	(159,695)	(524,700)	(159,695)
Office equipment	(4,521)	-	(4,521)	(10,710)

	(2,395,059)	(550,687)	(4,772,416)	(1,655,466)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	-	549,747	4,249,777	4,896,681
Repayment of long-term debt (note 6)	-	-	-	(792,408)
Due to related parties	-	-	-	(6,000)

	-	549,747	4,249,777	4,098,273

INCREASE (DECREASE) IN CASH	(2,912,871)	(179,369)	(1,978,441)	1,543,883

CASH AND CASH EQUIVALENTS, beginning of period	14,340,725	3,339,943	13,406,295	1,616,691

CASH AND CASH EQUIVALENTS, end of period	11,427,854	3,160,574	11,427,854	3,160,574

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	11,774	-	34,339

Income taxes paid	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for financial statements. The unaudited consolidated financial statements should be read in conjunction with the Corporation’s audited consolidated financial statements and notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2003.

3.	CHANGE IN ACCOUNTING POLICY

The Corporation has a stock-based compensation plan, which is described in note 7. Prior to January 1, 2004, the Corporation adopted the standard prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, applying the settlement method of accounting for employees and directors stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the opening deficit and contributed surplus by $2,874,967 as at January 1, 2004.

During the period, the Corporation granted stock options to consultants as set out in note 7.

4.	MARKETABLE SECURITIES

As at September 30, 2004, the Corporation held the following marketable securities:

	Number of	September 30,	December 31,
	Shares	2004	2003
		(Unaudited)
		$	$

Northern Canadian Minerals Inc.	60,000	15,000	22,500

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

4.	MARKETABLE SECURITIES (Continued)

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 5(b)) the Corporation received 60,000 common shares (adjusted to reflect a five for one share consolidation) and other consideration for entering into this Agreement. The quoted market value of these securities was $22,500 at December 31, 2003 and approximately $15,000 at September 30, 2004.

5.	MINERAL PROPERTIES

	September 30,	December 31,
Project	2004	2003
	(Unaudited)
	$	$

Copperstone (a)	13,775,836	9,312,073
Pamlico (b)	1,605,371	1,595,078
Gold Bar (b)	845,248	477,407
Other (c)	168,124	21,558
	16,394,579	11,406,116

Schedule of mineral property expenditures during the nine months ended September 30, 2004:

	Copperstone	Pamlico	Gold Bar	Other	Total
	$	$	$	$	$

Balance, December 31, 2003	9,312,073	1,595,078	477,407	21,558	11,406,116

Additions during the nine
months ended September 30,2004
Drilling and related	2,629,089				2,629,089
Geological consulting and related	653,378				653,378
Consulting – Fair value of options	220,568				220,568
Computer and related	10,701				10,701
Drilling net of joint venture recoveries			305,436		305,436
Assaying	355,487				355,487
Geophysics	77,552		45,577		123,129
Advance royalty payment	40,740				40,740
BLM land payments	87,587	10,293	16,828		114,708
Property acquisition and related				146,566	146,566
Site maintenance and camp
Utilities and power	68,551				68,551
Property caretakers and security	63,808				63,808
Equipment purchase and rentals	199,685				199,685
Telephone	8,112				8,112
Maintenance, Supplies and Other	48,505				48,505
	4,463,763	10,293	367,841	146,566	4,988,463
Balance,
September 30, 2004 (Unaudited)	13,775,836	1,605,371	845,248	168,124	16,394,579

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

5.	MINERAL PROPERTIES (Continued)

(a) Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation agreed to make US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 6).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(a) additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

(b) further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

5.	MINERAL PROPERTIES (Continued)

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(c) US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d) A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 6); and,

(e) US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 6).

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D- Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of the Corporation’s current exploration and development programs.

All required payments were made with respect to the Copperstone project during 2004 therefore, the claims held are in good standing until August 2005.

(b) Pamlico and Gold Bar

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of Pamlico, Golden Arrow, Gilbert, Gold Bar and Snowstorm properties. During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2004; therefore, the claims held are in good standing until August 2005.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. Subsequent to September 30, 2004, and on November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

5.	MINERAL PROPERTIES (Continued)

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. Joint venture funding of approximately $540,000 has been received or accrued as at September 30, 2004 (December 31, 2003 - $525,000). On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

(c) Other

The Oatman property is located in Mohave County in Northwest Arizona. The Corporation acquired 600 hectares through the staking of 67 unpatented mining claims in November, 2003. The Oatman gold district was discovered in 1864 and was mined continuously through the 1930’s.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah and 14 miles east of the 10 million ounce Round Mountain Gold Mine, in the Walker Lane Mineral Belt. The Corporation acquired 200 hectares through the staking of 23 unpatented mining claims in February 2004. Silver was discovered at Belmont in 1865 and was mined continuously to 1891, with intermittent production from 1920 to 1951.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District originally prospected for gold, silver, and copper in the 1870’s. Intermittent small-scale production occurred from 1900 through the 1950’s.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired 500 hectares through the staking of 61 claims in July, 2004. The Vulture Mine district was one of the largest producing gold districts in Arizona.

6.	LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 5(a)), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly. The Corporation granted Brascan non-transferable warrants, which were exercised on March 4, 2004, to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share (note 7).

Under the terms of the agreement with Brascan, the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation agreed to cause all proceeds, net of reasonable commissions, legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan was outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

6.	LONG-TERM DEBT (Continued)

As a result of the Corporation’s public offering completed on June 10, 2002 the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003. On October 29, 2003 the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms, described above, that resulted from the Corporation’s private placement and public offering completed on October 23, 2003 (note 7).

7.	SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2003 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
Issued – Class A Common	Common Shares	Amount

		$
Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)

Balance, December 31, 2003	167,408,734	38,208,754

Shares issued for:
Warrant exercise	20,620,616	4,249,777

Balance, September 30, 2004 (Unaudited)	188,029,350	42,458,531

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28. All of these warrants were exercised in the period.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (Continued)

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit is comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant will entitle the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit is comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit is comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan ( the “Plan”) approved by the shareholders on June 11, 2004. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

The Corporation has granted stock options to acquire an aggregate of 16,710,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share at varying times up until May 17, 2009 as follows:

	Number	Weighted average
	of Shares	exercise price
Balance, December 31, 2001	3,040,000	$0.16
Granted	6,710,000	$0.14
Exercised	(50,000)	$0.10
Cancelled	(690,000)	$0.17
Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$0.15
Balance, December 31, 2003	15,160,000	$0.28
Granted	1,550,000	$0.30
Balance, September 30, 2004 (Unaudited)	16,710,000

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (Continued)

The following table summarizes stock options outstanding and exercisable at September 30, 2004:

Number of
Options	Exercise Price	Expiry Date
1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
1,550,000	$0.30	May 17, 2009
16,710,000

During the nine months ended September 30, 2004, under the fair value based method, $220,568 (December 31, 2003 - $232,542) in compensation expense was recorded for options granted to consultants and charged to the Copperstone gold property. In addition, the effect of retroactively adopting the fair value based method for options granted to directors, officers and employees is to increase the opening deficit and contributed surplus by $2,874,967 as at January 1, 2004 as described in note 3.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Risk free interest rate	2.5%	2.5%	3%
Expected dividend yield	0%	0%	0%
Stock price volatility	90%	165%	100%
Expected life of options	3 years	3 years	2 years

The weighted average fair value of options granted to consultants during the nine months ended September 30, 2004 is $0.14 (December 31, 2003 - $0.34 and 2002 - $0.07 each).

Contributed Surplus

The effect of retroactively adopting the fair value based method, without reinstatement, is to increase contributed surplus by $2,874,967 as at January 1, 2004 as follows:

September 30,
2004
(Unaudited)
$
Balance, December 31, 2003, as previously reported	232,542
Adjustment to reflect change in accounting for stock options	2,874,967

Balance, December 31, 2003, restated	3,107,509
Stock based compensation	220,568

Balance, September 30, 2004	3,328,077

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (Continued)

During the year ended December 31, 2003 no compensation costs were recorded in the financial statements of operation and deficit for options granted to employees and directors. Had compensation costs been determined for employees and directors awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s net loss would have increased by $2,431,000 – December 31, 2003 and $443,967 – December 31, 2002.

Warrants

The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 30,676,664 common shares as follows:

Number of
warrants	Exercise Price	Expiry Date
6,648,333	$0.17	October 18, 2004
3,828,867	$0.35	October 23, 2005
20,199,464	$0.35	October 23, 2006
30,676,664

The weighted average exercise price of these warrants is $0.31 per share. Subsequent to September 30, 2004 255,000 warrants were exercised at $0.17 and the expiry date on 6,393,333 warrants was extended from October 18, 2004 to October 18, 2005.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	$	$
Management fees, consulting and salaries	418,172	125,860
Office and administration	23,510	19,623
Insurance	95,030	45,320
Legal and accounting	28,195	10,306
Public company expenses	312,412	106,115

	877,319	307,224

9.

SUBSEQUENT EVENT

On November 23, 2004, the Corporation entered into a Letter Agreement whereby the Corporation agreed to a business combination with International Taurus Resources Inc. (“Taurus”). In addition, the Corporation agreed to acquire a 38% interest in the Fenelon project located in Quebec which is currently held by Fairstar Explorations Inc. (“Fairstar”). This acquisition will consolidate 100 per cent ownership of the Fenelon project into the new company. Consideration for Fairstar’s Fenelon interest is the issuance of 6.5 million common shares of the new company and a cash payment of CDN$300,000 on closing.

The business combination is expected to be completed by way of a statutory Plan of Arrangement whereby each Corporation share will be exchanged for 0.25 shares of the new company and each Taurus share will be exchanged for 0.20 shares of the new company.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 (Unaudited – Prepared by Management)

9.	SUBSEQUENT EVENT (Continued)

The combination is subject to the execution of a definitive merger agreement, all requisite judicial and regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least three quarters of the votes cast by shareholders of Bonanza and Taurus as well as approved by two thirds of the votes cast by shareholders of Fairstar. The shareholder meetings are expected to be held in March, 2005 with the transaction expected to close shortly thereafter.

If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepts the superior proposal will be required to pay a fee equal to 5 per cent of its market capitalization to the other party.

The expanded Board of Directors of the new company will include four directors from the Corporation, two directors from Taurus and one director from Fairstar.